Exhibit 99.7

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REPORT
on the
audit of the merger of
bwin Interactive Entertainment AG and PartyGaming Plc

under §7 EU-VerschG and §220b AktG in combination with §3 )2) EU VerschG

The report was drawn up under the assumptions and restrictions in the section “Engagement and performance”. The report was drawn up for [the Supervisory Board of bwin Interactive Entertainment AG] and may be published only pursuant to the stipulations of the law in Austria. In totalling rounded amounts and percentage figures and in foreign currency translation, the use of automatic calculators may result in differences due to rounding.

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CONTENTS

A. AUDIT CONTRACT AND EXECUTION			4

B. NATURE AND SCOPE OF THE MERGER AUDIT			5

C. LEGAL SITUATION			7

I.	Initial situation:		7

II.	Merger of bwin Interactive Entertainment AG with PartyGaming Plc		7

D. MERGER AUDIT			8

I.	Completeness and accuracy of the merger plan		8

II.	Other findings		11

III.	Information for determining the exchange ratio and cash settlement offer		11

	1.	Introduction	11
	2.	Procedure for determining the exchange ratio	12
	3.	Appropriateness of the valuation methods used.	12
	4.	Exchange ratio using different methods and particular problems in valuation	13

IV.	Audit findings in detail		13

	1.	Objects of valuation	13
	2.	Data basis (interim financial statements, planning calculations)	14
	3.	Valuation date	15
	4.	Valuation methods	15
	5.	Valuation using the equity method	15
	6.	Derivation of the appropriate exchange ratio and cash settlement offer	17
	7.	Share prices	18
	8.	Multipliers	18

E. SUMMARY FINDINGS			18

APPENDICES

1	Notarial deed on the joint merger planof the executive board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc dated 20 December 2010 (not including appendices)

2	General Contrct Conditions for Public Accountant Professions [Wirtschaftsprufungs]

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LIST OF ABBREVIATIONS

AG	Aktiengesellschaft (public limited company)
AktG	Aktiengesetz (Companies Act1)
bwin	bwin Interactive Entertainment AG, Börsegasse 11, A-1010 Wien
bwin.party	bwin.party digital entertainment plc
Deloitte	Deloitte Audit Wirtschaftsprüfungs GmbH
EUR	Euro
EU-VerschG	EU-Verschmelzungsgesetz (EU Merger Act)
FN	Firmenbuchnummer (company register number)
GBP	UK pound sterling
GBX	UK pence sterling
KFS/BW 1

Fachgutachten zur Unternehmensbewertung (KFS/BW 1 – Expert Opinion), of the Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder in the version of 27.02.2006

PartyGaming	PartyGaming Plc, Gibraltar Suite 711, Europort, Gibraltar
Plc	Public Limited Company
Tz	Subsection
Z	lit [sub-section]

[1]	Also referred to as “Stock Corporation Act”

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To the Supervisory Board of
bwin Interactive Entertainment AG
Börsegasse 11
1010 Wien

Report on the audit of the merger
of bwin Interactive Entertainment AG
and PartyGaming Plc
under §7 EU-VerschG in combination with §220b AktG

	A.	AUDIT CONTRACT AND EXECUTION

Tz 1

By resolution adopted in writing by the Supervisory Board of bwin Interactive Entertainment AG of 25 October 2010 we were appointed merger auditor under §7 EU-VerschG in connection with § 220b AktG of bwin Interactive Entertainment AG for the cross-border merger of bwin Interactive Entertainment AG (FN 166449 d) and PartyGaming Plc (number 91225 in the Gibraltar Register of Companies).

Tz 2

The subject of our audit was the merger plan dated 20 December 2010 and specifically the exchange ratio and cash settlement contained in this. The merger report of the Executive Board and the appropriateness of the merger are not part of the statutory merger audit. However, to the extent that the merger report explains and justifies the exchange ratio and cash settlement, it serves as a source of information for reviewing as to whether they are appropriate.

Tz 3	We performed the audit in the period September-December 2010 under the direction of Dr Victor Purtscher and Mag. Manfred Geritzer.

Tz 4	The following documents were specifically available to us for our audit:
	•	joint merger plan of the Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc in the version of 20 December 2010
	•	merger report of the Executive Board of bwin Interactive Entertainment AG of 20 December 2010
	•	draft demerger and acquisition contract between bwin Interactive Entertainment AG and bwin Services AG of 17 December 2010
	•	draft report on the audit of the demerger and acquisition contract between bwin Interactive Entertainment AG and bwin Services AG
	•	draft report on the audit of the remaining assets of bwin Interactive Entertainment AG
	•	reports on the audits of the annual and consolidated financial statements of bwin Interactive Entertainment AG for the years ending 31 December 2007, 2008 and 2009
	•	annual reports for 2008-2009 of PartyGaming Plc
	•	report on the audit of the closing balance sheet of bwin Interactive Entertainment AG as at 30 September 2010
	•	business plans consisting of budget balance sheets, income statements and cash flows, and explanations and planning assumptions of bwin Interactive Entertainment AG and PartyGaming Plc

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	•	documents and calculation which were the basis for establishing the exchange ratio and cash settlement offer.

Tz 5

The Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc gave us the explanations and evidence we requested. The Executive Board of bwin Interactive Entertainment AG signed a declaration of completeness confirming that the information in the merger plan is complete and correct and that we have been provided with all the documents and information required to audit the merger plan. It further confirmed that we have been provided with all the documents required to assess the appropriateness of the exchange ratio and the cash settlement offer. A further declaration of completeness was signed by the Board of Directors of PartyGaming plc which also confirmed that we have been provided with all documents required to assess the appropriateness of the exchange ratio.

The basis for our merger audit is the contract entered into with the company. The “General Terms of Contract for Public Accounting Professions” of 8.3.2000, issued by the Chamber of Public Accountants, in the version of 22.3.2010 (AAB 2010) (Appendix 2) are an integral part of this contract. These terms of contract apply not only between the company and the merger auditor but also to third parties. Under §3(2) EU-VerschG in combination with §220b(3) AktG, our responsibility and liability to the companies in the merger and their shareholders is subject to §275 UGB (Austrian Commercial Code). Pursuant to §275(2) UGB (Austrian Commercial Code] our liability is limited to EUR 12 million.

We note that the Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc are responsible for the list and presentation of forecast and planning assumptions and for the correctness, completeness and nonarbitrary nature of all the assumptions and all important data and information on which the planning calculations were based. We can and will accept no responsibility for occurrence of the assumptions and events assumed in the planning calculations and/or the measures to be taken or the results of commercial activity. Responsibility for planning lies solely with the Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc. Our liability and responsibility is restricted to the standard professional care to be applied in critical review and evaluation.

With regard to future data it should further be noted that it is normal for differences to arise between forecast or planned amounts and actual amounts, as events and circumstances frequently do not occur as expected, and that these differences can be material.

Finally, it should be noted that a company valuation depends critically on planning calculations for the future evolution of the subject of the valuation. The corresponding planning calculations by their nature involve uncertainty which is greater in times of volatile economic circumstances than in times of stable economic circumstances.

An audit of the annual financial statements of the companies involved was not part of our contract and we did not perform any.

	B.	NATURE AND SCOPE OF THE MERGER AUDIT

Tz 6

Under §7 EU-VerschG in combination with §220b AktG the subject of the merger audit is the draft merger plan, and specifically the appropriateness of the exchange ratio, additional cash payments and cash settlement contained in this.

Tz 7	Under §5(2) EU-VerschG the merger plan must contain at least the following information:

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	1.	corporate form, name and registered office of the transferring company and company arising out of the merger;
	2.	exchange ratio of shares and, if applicable, the amount of any additional cash payments;
	3.	details of the grant of shares in the company arising out of the merger; if no shares are granted, the reasons for this must be given;
	4.	the likely effects of the merger on the employees, and specifically the employees at the participating companies, the state of employment and the conditions of employment;
	5.	the time at which the shares give their owners the right to participate in profit and all special features affecting this right;
	6.	the date after which actions by the transferring company are deemed to be for the account of the company arising out of the merger (merger date);
	7.	the rights which the company arising out of the merger grants shareholders having special rights and the owners of securities other than shares, or the measures proposed for these persons;
8.

each special advantage granted to a member of the management or supervisory board or management or control organs of the companies participating in the demerger or to an auditor of the financial statements of the companies participating in the merger or a merger auditor;

	9.	the articles of association of the company arising out of the merger;
10.

any information on the procedure under which the details of the participation of employees in establishing their rights of codetermination in the company arising out of the cross-border merger are settled;

	11.	information on the valuation of the assets and liabilities transferred to the company arising out of the cross-border merger;
	12.	the reporting date for the annual financial statements of the companies participating in the merger used to establish the conditions of the cross-border merger;

Under §5(4) EU-VerschG the merger plan also has to contain the conditions of the cash settlement offered to a shareholder objecting to the transfer of assets of his/her company to a foreign company by the company or a third party in exchange for the surrender of his/her shares; this information is not required if all the company’s shares are held by one shareholder or all shareholders waive their right to cash settlement in writing or in the minutes of the shareholders’ meeting.

Tz 8

Under §7 EU-VerschG and §220b(4) AktG in connection with §3(2) EU-VerschG the merger auditor must report in writing on the results of the audit. The audit report must state whether the proposed exchange ratio and possibly the amount of cash additional payment and the conditions of the cash settlement offer are appropriate, and specifically to state what methods were used to calculate the exchange ratio and cash settlement offer, why these methods are appropriate, and what the result would be if different methods were used in terms of the exchange ratio and cash settlement; at the same time, an opinion is required on what weighting was given to these methods in determining the exchange ratio and cash settlement, with a note on whether problems arose in valuation, and if so, what the specific problems were.

Tz 9

In order to be able to assess the appropriateness of the exchange ratio and cash settlement, a review of the underlying company values is required. The methods used must be investigated and the underlying assumptions evaluated. The planning data must be reviewed for plausibility. The merger auditor is neither required to make a separate company valuation to determine the exchange ratio, nor to do so in order to determine the cash settlement.

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Tz 10

The merger report of the Executive Board and the appropriateness of the merger are not part of the statutory merger audit. However, to the extent that the merger report explains and justifies the exchange ratio and cash settlement, this serves as a source of information for reviewing the appropriateness of these.

	B.	LEGAL SITUATION

	I.	Initial situation:

Tz 11	bwin Interactive Entertainment AG

bwin Interactive Entertainment AG, entered in the company register of Vienna Commercial Court under FN 166449 d, having its registered office in Vienna at Börsegasse 11, 1010 Wien, is a public limited company formed under Austrian law with a capital stock of EUR 36,066,041, divided into 36,066,041 no-par bearer shares. The present share capital comprises the share capital already entered in the company register of EUR 35,717,696.00 and the 348,345 no par shares with a par value of EUR 1.00 issued since 1 January 2010 for employee stock options under § 159(2)(3) AktG (status: 10 December 2010).

(status as of the date of the merger report of the executive board of bwin Interactive Entertainment AG)

Tz 12	PartyGaming Plc

PartyGaming Plc, entered in the Register of Companies under 91225, having its registered office in Gibraltar at Suite 711, Europort, Gibraltar, is a public limited company under Gibraltar law with authorised share capital of GBP 105,000, divided into 700,000,000 ordinary shares with a par value of GBX 0.015. The issued share capital is currently 413,061,701 ordinary shares (status: 17 December 2010).

	II.	Merger of bwin Interactive Entertainment AG with PartyGaming Plc

Tz 13

The merger plan explains, among other things, the intended prior demerger, the planned merger, the assets to be transferred to PartyGaming Plc, and the consideration received for the transfer of assets.

Tz 14

Prior to the merger which is the subject of the present report, bwin Interactive Entertainment AG intends to transfer its operating business to bwin Services AG, entered in the company register of Vienna Commercial Court under FN 351580 f, having its registered office in Vienna at Börsegasse 11, 1010 Vienna, Austria, a wholly-owned subsidiary of bwin Interactive Entertainment AG, through acquisition by way of general legal succession. For this purpose, the Executive Boards of bwin Interactive Entertainment AG and bwin Services AG drafted a demerger and acquisition contract on 17 December 2010.

The demerger is a demerger for acquisition under §1(2)(2) in combination with §17 SpaltG, utilising the tax concessions under Art VI UmgrStG. The demerger is on the basis of the closing balance sheet of the demerging company as at 30 September 2010, demerger date within the meaning of §2(1)(7) SpaltG and §33(6) UmgrStG is 30 September 2010. After executing the demerger bwin Interactive Entertainment AG will essentially only retain the assets and contractual relationships listed in §4(10)b of the demerger and acquisition contract, which are specifically participating interests, including those in bwin Services AG.

Tz 15

Based on the merger plan, it is intended for bwin Interactive Entertainment AG to merge with PartyGaming Plc under the Austrian EU-VerschG, the Austrian UmgrStG and the Gibraltar CBM Regulations. As soon as the ruling of the Supreme Court of Gibraltar

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approving the merger under is final with absolute effect, the assets and liabilities remaining at bwin Interactive Entertainment AG after the entry of the demerger will be transferred to PartyGaming Plc by way of general legal succession under §3(2) EU-VerschG in combination with §225a(3) AktG and Regulation 17 of the CBM Regulations.

Tz 16

The merger of bwin Interactive Entertainment AG and PartyGaming Plc is executed on the basis of the closing balance sheet of bwin Interactive Entertainment AG as at 30 September 2010, taking advantage of the reorganisation tax concessions under Art. I UmgrStG. The merger date within the meaning of §5(2)(6) EU Mergers Act is 30 September 2010.

Tz 17

As a result of the planned merger of bwin Interactive Entertainment AG and PartyGaming Plc, bwin Interactive Entertainment AG’s entire assets, which after the demerger takes legal effect comprise largely participating interests, are transferred from bwin Interactive Entertainment AG to PartyGaming Plc by way of general legal succession, with the simultaneous dissolution of bwin Interactive Entertainment AG. In the course of the merger – and subject to approval by the shareholders’ meeting – PartyGaming Plc will change its name to read bwin.party digital entertainment plc. In consideration for their former bwin Interactive Entertainment AG shares, bwin Interactive Entertainment AG shareholders will receive new bwin.party digital entertainment plc shares issued by bwin.party digital entertainment plc through a capital increase.

Tz 18

Under §10 EU Mergers Act each bwin Interactive Entertainment AG shareholder has a right in accordance with §4(12) of the draft merger plan to a cash settlement on surrender of the shares if (s)he has objected on the record to the merger resolution and was a bwin Interactive Entertainment AG shareholder from the time of the resolution to the time of filing the legal claim. The cash settlement offered is EUR 23.52 for each bwin Interactive Entertainment AG share.

Tz 19

Shareholders of bwin Interactive Entertainment AG may sell their bwin shares on the Vienna Stock Exchange at any time before and after the EGM until three trading days before the day of legal effectiveness of the merger, or purchase additional shares of bwin Interctive Entertainment AG. Shareholders of bwin Interactive Entertainment AG have thus, within the scope of the merger, the choice between exchanging their shares, selling them on the stock exchange after the EGM or being paid a cash settlement in exchange for their shares. Each bwin Interactive Entertainment AG shareholder is free to sell on the London stock exchange after the EGM his/her bwin shares or immediately after executing the exchange of shares the bwin.party digital entertainment plc shares which he/she now received, and thus possibly to obtain an amount in excess of the cash compensation offer.

	C.	MERGER AUDIT

	I.	Completeness and accuracy of the merger plan

Tz 20	On 20 December 2010, the Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc drew up a joint merger plan in accordance with §5 EU-VerschG.

Tz 21

orporate form, name and registered office of the transferring company and company arising out of the merger (§5(2)(1) EU-VerschG)
The corporate form, name and registered office of the companies participating in the merger are given in the draft merger plan and correspond to the relevant entries in the commercial register or register of companies.

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Tz 22	Exchange ratio of the shares, amount of additional cash payment and details of the grant of shares (§5(2)(2 – 3) EU VerschG)
The exchange ratio of the shares and the details of the grant of shares by the acquiring company are established in §4(2) of the draft merger plan.

As consideration for the assets transferred in the course of the merger the shareholders of the transferring company will receive 12.23 new bwin.party digital entertainment plc shares for each share of bwin Interactive Entertainment AG in accordance with the exchange ratio established in §4(2)(b) of the draft merger plan. No additional cash payments are planned.

Tz 23	Probable effects of the merger on employees (§5(2)(4) EU-VerschG)

The anticipated effects of the merger on employment, in particular on the employees working in the companies involved, and on the conditions of employment, are presented in §4(3) of the draft merger plan.

Due to the prior demerger of the operating business and with it the service contracts of bwin Interactive Entertainment AG and their transfer to bwin Services AG, the subsequent merger has no direct effect on employees of bwin Interactive Entertainment AG. §4(3)(b)(iii) of the merger plan states that management of the participating companies have identified potential savings which may lead to a reduction in the number of employees and outsourcing of development positions to locations with more favourable costs.

Tz 24	Date of commencement of participation in profit (§5(2)(5) EU-VerschG)

Under §4 (4) of the draft merger plan, the new shares to be issued to the shareholders of bwin Interactive Entertainment AG in the course of the merger carry entitlement to all dividends and profit distributions resolved, distributed or established on or after 1 January 2010.

Tz 25	Tz 1 Date from which actions of the transferring company are regarded as done on behalf of the acquiring company (merger date) (§5(2)(6) EU-VerschG)

Under §4(5) of the draft merger plan, the merger is based on the closing balance of bwin Interactive Entertainment AG as at 30 September 2010. The merger date is 30 September 2010. All actions by bwin Interactive Entertainment AG are accordingly for the account of bwin.party digital entertainment plc from the start of 1 October 2010 00.00 am as a result of the merger.

Tz 26

Rights which the company arising out of the merger grants shareholders having special rights and the owners of securities other than shares, or the measures proposed for these persons (§5(2)(7) EU-VerschG)

Under §4(6) of the draft merger plan, specific major shareholders of PartyGaming Plc and bwin Interactive Entertainment AG have certain special rights, subject to the approval of the shareholders’ meeting of PartyGaming Plc to resolve on the merger and the completion of the merger. The major shareholders are each entitled to nominate one person as director to the Board of Directors of bwin.party digital entertainment plc and to require removal of their nominated director; this right of nomination is also transferable under certain conditions. Certain information rights have also been agreed to the benefit of the major shareholders.

In addition the future articles of association of bwin.party digital entertainment plc, to be adopted by the shareholders’ meeting of bwin.party digital entertainment plc, include special provisions imposing an obligation to act on shareholders of bwin.party digital entertainment plc in connection with licensing and other gaming law procedures. These cover shareholders with a stake of over 5% in the share capital of bwin.party digital

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entertainment plc. Besides specific rights in situations in which bwin.party digital entertainment plc can require performance of these obligations (e.g. reimbursement of costs of proceedings), a major shareholder may also be required to sell his/her shares in bwin.party digital entertainment plc.

bwin Interactive Entertainment AG also currently has an employee stock option plan, and has entered into individual special agreements in addition to this plan under which members of the Executive Board of bwin Interactive Entertainment AG and other individuals have been granted performance-related options on bwin Interactive Entertainment AG shares. Options which are not exercised before legal effectiveness of the merger will be converted to equivalent options to bwin.party digital entertainment plc shares on conditions which reflect the exchange ratio applicable to all bwin Interactive Entertainment AG shareholders with entitlement, and otherwise reflect the underlying commercial conditions of the original options granted by bwin Interactive Entertainment AG. To retain these conditions underlying the options, bwin.party digital entertainment plc will adopt an option rollover plan. This rollover plan is conditional on the legal effectiveness of the merger.

Tz 27

Special advantages granted to a member of the management or supervisory board or management or control organs, an auditor of the financial statements of the companies participating in the merger or a merger auditor (§5(2)(8) EU-VerschG)

§4(7) of the merger plan lists the future members of the Board of Directors of bwin.party digital entertainment plc together with their remuneration and the fees of the merger auditor. It also states that no special rights are granted to the auditors of the financial statements of PartyGaming Plc and bwin Interactive Entertainment AG.

Tz 28	Articles of association of the company arising out of the merger (§5(2)(9) EU-VerschG)
The intended wording of the articles of association of bwin.party digital entertainment plc are attached as an Appendix to the merger plan.

Tz 29	Codetermination rights of employees (§5(2)(10) EU-VerschG)
Under §4(9) of the merger plan, all codetermination rights of employees are based on the statutory provisions in Gibraltar.

Tz 30	Valuation of assets and liabilities (§5(2)(11) EU-VerschG)

After legal effectiveness of the merger the assets and liabilities of bwin Interactive Entertainment AG will be valued under IFRS3, i.e. at fair market value, by bwin.party digital entertainment plc, as described in §4(10) of the merger plan.

Tz 31	The reporting date for the annual financial statements of the companies participating in the merger used to establish the conditions of the cross-border merger (§5(2)(12) EU-VerschG)
Under §4(11) of the draft merger agreement the reporting date for the interim financial statements which are the basis for the merger is 30 September 2010.

Tz 32	Conditions of the cash settlement (§5(4) EU-VerschG)
The cash settlement offer is covered by §4(12) of the draft merger agreement as follows:

shareholders of bwin Interactive Entertainment AG who objected on the record at the shareholders’ meeting resolving on the merger are entitled (subject to registration of the merger) to a cash settlement of EUR 23.52 a share of bwin Interactive Entertainment AG. PartyGaming Plc and bwin Interactive Entertainment AG undertake to provide security for the full amount of the cash settlements claimed in the form of a bank guarantee or cash deposit.

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	II.	Other findings

Tz 33

Under §7(4) EU-VerschG the audit report must also include a statement on the amount of the share capital and tied reserves of the participating companies, if a company transfers its assets to a company arising out of the merger which has its registered office in another member state.

As at the merger date of 30 September 2010 the share capital of bwin Interactive Entertainment AG was EUR 36,000,988 according to the audited interim financial statements. There were tied reserves in the form of capital reserves totalling EUR 134,092,655.87 and an option reserve amounting to EUR 55,655,179.10.

According to the unaudited interim financial statements of PartyGaming Plc for the period ending 30 September the share capital was USD 104,187.76 and the share premium USD 70,515,094.98

	III.	Information for determining the exchange ratio and cash settlement offer

1.	Introduction

Tz 34

The exchange ratio offer were determined by bwin Interactive Entertainment AG and PartyGaming Plc in cooperation with their advisers, namely McQueen Ltd for bwin Interactive Entertainment AG and Deutsche Bank AG for PartyGaming Plc. The statutory cash settlement offer has been worked out by bwin Interactive Entertainment AG in cooperation with McQueel Ltd. bwin Interactive Entertainment AG waived preparation of explicit opinions (valuation opinion, fairness opinions) by external experts or advisers.

Tz 35

The basis for the valuations was the planning calculations of the Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc. They were also based on the valuations by KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, audited interim group financial statements of bwin Interactive Entertainment AG and the unaudited interim financial statements of PartyGaming Plc presented in the management reporting package, in each case for the period ending 30 September 2010.

Tz 36

Based on these planning calculations and interim financial statements, bwin Interactive Entertainment AG drew up corporate valuation models for bwin Interactive Entertainment AG and PartyGaming Plc. The valuation of both companies was done using comparable methodologies which took into account the principles in Expert Opinion KFS/BW1 of the Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder in the version of 27.02.2006.

Both companies were valued as going concerns on a stand-alone basis, i.e. it was assumed that both companies would continue operating under their existing business models, and synergies which would only arise on merger (“real” synergies) were not taken into account.

For our merger audit the valuation models drawn up by bwin Interactive Entertainment AG were submitted together with the supplementary documentation of the company’s adviser.

Tz 37

The Executive Board of bwin Interactive Entertainment AG and the Board of Directors of PartyGaming Plc set the final exchange ratio under §4(2)(b) of the merger plan as follows: 12.23 bwin.party digital entertainment plc shares will be granted for each bwin Interactive Entertainment AG share.

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The cash settlement offer was set at EUR 23.52 per share of bwin Interactive Entertainment AG.

2.	Procedure for determining the exchange ratio

Tz 38

In §3(7) of the merger report of the Executive Board of bwin Interactive Entertainment AG the principles and methods used to determine the appropriate exchange ratio and cash settlement offer are explained and justified.

According to this, the exchange ratio and cash settlement offer were based on valuations using the DCF equity approach as the primary valuation method.

As both companies are listed, the share prices for the two companies were used to check the plausibility of the company values from the DCF method. The cast settlement offer was also checked for plausibility using capital market and transaction oriented multipliers.

3.	Appropriateness of the valuation methods used.

Tz 39

For the purposes of valuation, the basic approach is that a company is a potential source of future performance which determine the value of the company. Theory and practice offer various methods of company valuation. None of these can be described as absolutely correct, not least because the individual components of a company’s value have different origins – social, legal, technical roots, and also different commercial roots, such as market position, product design, quality of management etc. As a result, there are no valuation methods which are required as binding by law, court rulings or professional associations.

The decision to buy, sell, merge or invest etc is basically an investment decision. For this reason, company valuation has to be structured as an investment calculation. For valuation based on investment theory, the decisive factor is what net income can be expected from the company in future, and what the price of an equivalent alternative investment with the same net income would be. This is why the literature is dominated by future earnings and DCF methods.

Company value is also defined as a forward-looking value in the Expert Opinion KFS/BW1 of the Fachsenat für Betriebswirtschaft und Organisation des Instituts für Betriebswirtschaft, Steuerrecht und Organisation der Kammer der Wirtschaftstreuhänder in the version of 27.02.2006 and the IDW Standard: Principles for the Performance of Business Valuations, IDW S1 version 2008 of the Institute of Public Auditors in Germany, Incorporated Association. Assuming exclusively financial goals, the company value is the discounted value of the net cash inflows to the owner from continuing the company’s operations and selling any assets not needed for operation (future earnings value). The discounted value is found by applying the capitalisation rate of interest which corresponds to the return on an adequate alternative investment.

The future earnings value can be calculated using the German income method (Ertragswertverfahren) or a discounted cash flow (DCF) method. Under identical assumptions, the two methods lead to identical results and are suitable for determining objective and subjective company value. However, current theory and practice prefer the DCF methods. Specific DCF methods are (1) the weighted average capital cost concept (WACC), (2) adjusted present value (APV) as entity approach, and (3) the equity approach.

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Tz 40

Under KFS/BW1, pricing based on result, sales or volume oriented multipliers can be used in individual cases as a basis for plausibility checks on the results of valuation by future earnings value or a DCF approach following the principles of the Expert Opinion.

Tz 41

With listed companies, the share prices can also be used as a plausibility check on the calculated company value. Material differences must be analysed and shown (e.g. low proportion of traded shares, lack of liquidity, manipulation of share price). Differences with no objective explanation should be taken as a reason to subject the data and assumptions underling the valuation to critical review.

Tz 42

As already noted the exchange ratio and cash settlement offer based on valuations of bwin Interactive Entertainment AG and PartyGaming Plc were based on the equity method as the primary approach in valuation. Company values calculated using the DCF method were checked for plausibility using the share price and – in the case of the cash settlement offer – capital market and transaction oriented multipliers.

Tz 43

In the light of the above comments summarising the positions developed in theory, practice and court rulings, the valuation methods applied and the selected plausibility considerations are in our opinion appropriate for the reason and purpose of valuation.

4.	Exchange ratio using different methods and particular problems in valuation

Tz 44

The basis for determining the exchange ratio are the company valuations produced by bwin Interactive Entertainment AG for both companies. As noted above, the same valuation method was used for both companies, namely the equity approach. No weighting was accordingly made of different valuation methods in determining the exchange ratio.

Tz 45	In its merger report the Executive Board makes the following points which in its view caused problems with the valuation:

“There were particular difficulties in the company valuation in allowing for the effects on the online gaming industry of future regulatory developments. The problems lay particularly in predicting the timing, nature, scope and effects of further regulation of the online gaming market. They were handled by developing scenarios which were incorporated into the valuations using probability weighting. There were further problems in valuation in assessing any threatening liabilities whose likelihood of occurrence and probable amount could not be sufficiently accurately determined at the time of valuation.” What is involved here are possibly imminent retroactive payments pursuant to pending appeal proceedings of the bwin Interactive Entertainment AG group, concerning sales tax.

In the course of our audit we received no further indications of particular problems in carrying out the valuation beyond those inherent in the nature of valuation.

	IV.	Audit findings in detail

	1.	Objects of valuation

Tz 46

The objects of the valuation are bwin Interactive Entertainment AG and PartyGaming Plc at the consolidated level. The valuation is accordingly for the bwin Interactive Entertainment AG group as a whole on the one hand and the PartyGaming Plc group on the other hand.

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	2.	Data basis (interim financial statements, planning calculations)

Tz 47

The starting point for the valuations were those by KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, audited (consolidated) interim financial statements of bwin Interactive Entertainment AG and the unaudited (consolidated) interim financial statements of PartyGaming Plc, in each case for the period ending 30 September 2010.

The audit report of KPMG Austria GmbH included a qualification regarding the (unaudited) comparable figures for the nine-month period to 30 September 2009.

Tz 48

The valuation models used the consolidated planning calculations of bwin Interactive Entertainment AG and PartyGaming Plc as the data basis for determining future earnings. The planning calculations comprised the budget income statements, balance sheets and cash flow statements.

The planning calculations cover the period from 2011-2014 (bwin Interactive Entertainment AG) and 2011-2013 (PartyGaming Plc) and are based on the approved 2011 budget, from which resulted in the case of bwin Interctive Entertainment AG minor deviations in the context of the valuation, due to the planning calculations for purposes of valuation having been completed before the budget was approved.

Tz 49

Given the particular imponderabilities of timing, nature and scope and effects of future liberalisation of online gaming in the European Union, bwin Interactive Entertainment AG and PartyGaming Plc developed planning calculations for three regulatory scenarios which were subsequently incorporated into the company valuations:

	•	the case of regulation with positive effects,

	•	the case of continuing the status quo, and

	•	the case of regulation with negative effects,

Where there is considerable uncertainty, the approach of presenting a number of sequences of events and weighting them by the probability of their occurrence is in accordance with the recommendations of the Expert Opinion KFS/BW1 subsection 57, and in our opinion is appropriate and proper. The probabilities of occurrence were discussed in detail with the Executive Board of bwin Interactive Entertainment AG which gave logical explanations for them.

Tz 50

The company planning calculations and derived flow to equity forecasts are based on the business model at the date of valuation. Measures intended to lead to structural changes in the company are only taken into account if they have already been initiated or were sufficiently concrete. As a result, no account was taken of opportunities for which there are no concrete plans or legislative conditions, e.g. a market entry in Asian countries. The possibilities of reentry into the US market were not taken into account.

The tax situation of bwin Interactive Entertainment AG and PartyGaming Plc were taken into account, including existing loss carry forwards and amendments to applicable tax legislation which have been ratified but not entered into force. The current tax models and planning for bwin Interactive Entertainment AG and PartyGaming Plc were continued to calculate both the exchange ratio and the cash settlement offer.

Assets not required for operations were added to the company value, stock options allocated by the individual companies were deducted.

Convenience translation for information purposes only

Tz 51	Following the detailed planning period (phase I), a static, equilibrium state was assumed with an assumed perpetual annuity (phase II).
This phase approach is in accordance with the relevant principles of KFS/BW1 subsections 53 et seq.

In determining the perpetual return, different growth assumptions were made for each scenario. In the predominantly likely scenario of liberalisation with positive effects, a sustainable growth rate of 2.0% was assumed; only minimal market growth is to be expected under the status quo scenario, so that a growth discount of 1.0% was assumed; for the scenario with liberalisation with negative effects it was assumed that after a phase of restructuring there would be no further growth, therefore a 0.0% growth discount has been assumed.

Tz 52

We asked the members of the Executive Board of bwin Interactive Entertainment AG and Board of Directors of PartyGaming Plc to explain the planning calculations presented, and questioned the planning processes, the system of planning calculations, the business strategies underlying the planning and the evolution of the material planning parameters. We further reviewed the system, consistency and (in random samples) arithmetical correctness of the planning calculations. There were no material objections.

	3.	Valuation date

Tz 53

Company valuations are time-specific. According to KFS/BW1 subsection 19, the valuation date is the date on which the value of the company is determined; it is set by the instructions or by contractual or statutory provisions.

In the specific case, the decisive valuation date is the date of the shareholders’ meeting of bwin Interactive Entertainment AG in which the merger is to be resolved.

Given that under §221a AktG the necessary documents and reports must be published at least a month before this date and the underlying work has accordingly to be completed before this, the valuation and material valuation parameters used the information available as of early December 2010.

The technical valuation date is 30 September 2010, the date of the last available audited (for bwin Interactive Entertainment AG) or unaudited (for PartyGaming Plc) interim financial statements. The company values determined as at 30 September 2010 were subsequently increased by the interest to be accrued as of 28 January 2011.

	4.	Valuation methods

Tz 54	The exchange ratio was based on valuations using the equity method as the primary valuation method.

The results of the DCF method were checked for plausibility using the share prices of the two companies and, in the case of the cash settlement offer, using capital market and transaction oriented multipliers.

	5.	Valuation using the equity method

Tz 55

In the equity method, flows to equity are capitalised using the capital costs of the borrowing company. The capital costs are calculated using the capital asset pricing model; personal income taxes are ignored.

Convenience translation for information purposes only

Under the CAPM the capital costs (return required by the equity investor) is calculated by the following formula:

Capital costs = risk-free interest rate + (beta factor * market risk premium)

The following subsections deal with the parameters in detail.

Tz 56

Risk-free interest rate: the risk-free interest rate was determined from the interest rate curve following Svensson and the parameters of the German Bundesbank as at 16 December 2010 for a term of 30 years at 3.58%.

This approach complies with the relevant recommendation of the “Company valuation” working group of the Chamber of Public Accountants and Tax Advisors; we can confirm the level of the risk-free interest rate.

Tz 57

Market risk premium: the market risk premium for Austria and other developed countries with the highest sovereign rating (AAA) was assumed to be 4.75%. As bwin Interactive Entertainment AG and PartyGaming Plc also making net gaming revenue in countries which do not have this rating, country-specific market risk premiums were calculated for these countries. Calculation of country-specific market risk premiums was done using the estimates of Prof. Damodaran (www.damodaran.com). The country-specific market risk premiums were subsequently weighted by their shares in net gaming revenue. Due to the different (current and future) geographical focus of business, bwin Interactive Entertainment AG has a market risk premium of 5.71% and PartyGaming Plc of 5.58%.

The market risk premium for Austria is within the relevant recommendation of the “Company valuation” working group of the Chamber of Public Accountants and Tax Advisors of 4.5-5.0%. We were able to follow the essential derivation of the country-specific market risk premiums; we checked their level for plausibility using independent sources and our own calculations; there were no material objections.

Tz 58

Beta factor: the beta factor was calculated on the basis of the historical course of the shares of bwin Interactive Entertainment AG and PartyGaming Plc up to the point of the announcement of the merger on 29 July 2010, with a value of 0.9 for both companies.

We checked the calculation of the beta factor and carried out or own plausibility studies. The use of a uniform beta factor for both companies was logically explained to us given the largely comparable operations in largely comparable markets (with a result largely comparable operational risk).

Summarising, we regard the derivation and level of the future beta factor as appropriate and objectively correct.

Tz 59

Capital structure: in its interim balance sheet as at 30 September 2010 and in its budget balance sheets, bwin Interactive Entertainment AG shows no interest-bearing borrowing, PartyGaming Plc shows a loan of GBP 34,700 (EUR 40,200), to be reduced in the next few years.

This planning or statement of debt capital in the financial planning generally leads to a situation where the capital structure changes from period to period in the detailed planning period. The resulting change in capital structure risk requires a period-specific adjustment of the beta factor and capital costs.

Given that there is no material change in the capital structure of PartyGaming Plc due to the loan and its reduction over the period in question, a period-specific adjustment to capital costs was omitted.

Convenience translation for information purposes only

This approach is in compliance with the principles of KFS/BW1 subsection 108, and accordingly gives no reason for objection.

Tz 60	Summarising, the capital cost for bwin Interactive Entertainment AG was 8.72% and the capital cost for PartyGaming Plc was 8.61%.

We subsequently compared these capitalisation rates with the capitalisation rates published in analyst reports. The capitalisation rates calculated and used by bwin Interactive Entertainment AG are in the lower range of the rates from the analyst reports.

Tz 61

We reviewed the flows to equity used for discounting and their derivation from the planning calculations for arithmetical and systematic correctness. For this purpose we took the planning calculations into our own models and compared the results (“parallel model approach”).

There were no material differences or objections.

	6.	Derivation of the appropriate exchange ratio and cash settlement offer

Tz 62

The exchange ratio was determined on the basis of objective company values using the equity method together with going concern and stand alone assumptions; real synergies after completion of the transaction and the costs of the transaction were ignored. The calculated capital costs of bwin Interactive Entertainment AG and PartyGaming Plc were subsequently analysed by bwin Interactive Entertainment AG for sensitivity to changes in growth assumptions and capitalisation rates.

This gave a range for the market value of the share capital of bwin Interactive Entertainment AG of c.
EUR 786,100 to EUR 844,500

Or, based on 35,912,455 shares of bwin Interactive Entertainment AG in circulation as at 3 December 2010 a market value per share of
EUR 21.92 to EUR 23.52

The result also shows the range for the cash settlement offer to bwin Interactive Entertainment AG shareholders.

The Executive Board of bwin Interactive Entertainment AG determined on this basis that the cash settlement offer is appropriate at the upper end of the market value per share at EUR 23.52 and is to be fixed in this amount

This also gave a range for the market value of the share capital of PartyGaming Plc of c.

EUR 710,500 to EUR 763,400

or, based on 408,964,391 shares of PartyGaming Plc in circulation as at 3 November 2010 a market value per share of
EUR 1.74 to EUR 1.87

This yields a range for the exchange ratio of between 11.74 and 13.54 shares of PartyGaming Plc for each share of bwin Interactive Entertainment AG.

The Executive Board of bwin Interactive Entertainment AG is accordingly of the opinion that the exchange ratio of 12.23 shares in bwin.party digital entertainment plc per share of bwin Interactive Entertainment AG announced on 29 July 2010 (on a preliminary basis at that time) is appropriate.

Convenience translation for information purposes only

	7.	Share prices

Tz 63

The exchange ratio was checked for plausibility by the Executive Board of bwin Interactive Entertainment AG by comparing average prices of the shares of PartyGaming Plc and bwin Interactive Entertainment AG in the past month and the preceding three and six months before 29 July 2010 (day of announcement of the intended merger). Both the volume-weighted average prices (VWAP) and unweighted average prices were used. The translation from GBP to EUR was done daily.

Exchange ratio	1 m	3m	6m

According to VWAP	12.63	11.83	12.27

According to simple average	12.46	11.95	12.26

We checked both the volume-weighted average prices (VWAP) and the unweighted average prices of the shares of bwin Interactive Entertainment AG and PartyGaming Plc. There were no material objections.

Tz 64	To check the plausibility of the cash settlement offer, the Executive Board of bwin Interactive Entertainment AG,

assuming a prorated allowance for the expected synergies, deducted the estimated values of the synergies expected to accrue to bwin Interactive Entertainment AG of c. EUR 5.86-7.81 a share from the closing price of the bwin Interactive Entertainment AG share of EUR 30.73 on 17 December 2010. This yields a range for the hypothetical share price adjusted for prorated expected synergies of EUR 22.93 to EUR 24.88 a share.

We checked the closing price of the bwin Interactive Entertainment AG share on 17 December 2010. There were no objections.

The expected synergies were presented to us in detailed discussions with the Executive Board or bwin Interactive Entertainment AG. We further checked these expected synergies with external sources (analyst reports) and the price movements of the bwin Interactive Entertainment AG share on announcement of the planned merger with PartyGaming Plc (an increase of EUR 6.37 on 29 July 2010).

	8.	Multipliers

Tz 65

In addition to the plausibility check on the cash settlement offer using average share prices, the result of the equity method of the Executive Board of bwin Interactive Entertainment AG was also checked for plausibility using capital market and transaction oriented multipliers of comparable companies (peer group).

We checked the composition of the peer group and the calculation of the multipliers used. There were no material differences or objections.

	D.	SUMMARY FINDINGS

Tz 66	In accordance with the final results of our duly performed audit we confirm as follows:

	1.	The figures in the draft merger plan are in accordance with the Austrian statutory regulations and are correct and complete.

Convenience translation for information purposes only

2.	The proposed exchange ratio of 1 share of bwin Interactive Entertainment AG to 12.23 shares in bwin.party digital entertainment plc shares securities is appropriate.

3.	The cash settlement offer of bwin Interactive Entertainment AG of EUR 23.52 per share is appropriate.

4.

To calculate the exchange ratio, both companies were valued using the equity method. This method was also used to determine the cash settlement offer. According to our findings, the method used to determine the exchange ratio and the cash settlement offer is appropriate. A test of the calculated values in the company valuation did not lead to any material differences.

5.

Regarding the references to specific problems in valuation arising in the course of the audit, we find as follows: There were particular difficulties for doing the company appraisal in allowing for the effects on the online gaming industry of future regulatory developments. The problems lay particularly in predicting the timing, nature, scope and effects of further regulation of the online gaming market. They were handled by developing scenarios which were incorporated into the valuations using probability weighting. Further difficulties when doing the company appraisal existed in judging possibly imminent liabilities of which the probability of occurrence and possible amount was not possible to be determined with sufficient precision. These are potential additional payments as a result of pending legal proceedings of bwin Interactive Entertainment AG relating to VAT.

6.

The basis for our merger audit is the contract entered into with bwin Interactive Entertainment AG. The “General Terms of Contract for Public Accounting Professions” of 8.3.2000 in the version of 22.3.2010 (AAB 2010) are an integral part of this contract. These terms of contract apply not only between the company and the merger auditor but also to third parties. The contractual relationship and all claims arising out of it are subject exclusively to Austrian law, and specifically Austrian substantive law excluding application of the UN convention on contracts. Sole venue for all disputes arising out of or in connection with the contract is the competent court in Vienna. Under §3(2) EU-VerschG in combination with §220b(3) AktG, our responsibility and liability to the companies in the merger and their shareholders is subject to §275 UGB. Under §275(2) UGB our liability is limited to EUR 12 million.

Vienna, 20 December 2010

Deloitte Audit Wirtschaftsprüfungs GmbH

ppa Dr. Victor Purtscher	Mag. Manfred Geritzer
CPA

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Note for US investors

The information in the present report does not constitute any offer for sale or purchase of securities in the United States of America.

The merger plan, the exchange ratio and cash settlement offer and the present report relate to the merger of two companies having their registered offices outside the United States of America and accordingly are subject to legal provisions different from those applying to a comparable transaction involving one or more companies having their registered offices in the United States of America. It can be difficult for US investors to assert rights and claims under the securities laws of the United States of America, as both bwin Interactive Entertainment AG and PartyGaming Plc have their registered offices outside the United States of America and the organs of the two companies are domiciled outside the United States of America. It could be difficult for US investors to file suit against a company or its organs in a state outside the United States of America for violations of the securities law of the United States of America. It could also be difficult to make a company having its registered office outside the United States of America or its associated companies to submit to a ruling of a court in the United States of America.